SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2009 FEB -9 A 2:21

[redacted]

09045280

4 February 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 4 February 2009 which we released to The Stock Exchange of Hong Kong Limited on 4 February 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
FEB 10 2009
THOMSON REUTERS

Encl

dlw 2/9

e\tn\SA\Tangshan\Land re-bidding 2009\Ann – 4 Feb 09\ltr.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTIONS RELATING TO THE PAYMENT OF DEPOSIT FOR JOINT BID OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

On 4 February 2009, the Parties jointly submitted an application and paid the Deposit to the Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) to participate in the open bidding of the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC. The open bidding will be held on a later date to be announced by the Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心). On the same day, the Parties also entered into the Joint Bid Agreement which sets out the terms and conditions which the Parties shall jointly bid for the Project Sites and the Parties' respective percentage interest in the bid. The Parties will enter into a further agreement if the Parties are successful in bidding for the Project Sites. KPL and SA will make a further announcement and comply with the relevant requirements under the Listing Rules as and when necessary.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued shares of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. Accordingly, the payment of the Deposit and the signing of the Joint Bid Agreement constitute connected transactions for KPL under the Listing Rules. As the KPL Group's share of the Deposit exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of KPL, the payment of KPL Group's share of the Deposit is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the payment of the Deposit and the entering into of the Joint Bid Agreement constitute connected transactions for SA under the Listing Rules. As the SA Group's share of the Deposit exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the payment of SA Group's share of the Deposit is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

PAYMENT OF DEPOSIT AND THE JOINT BID AGREEMENT

The KPL Board and the SA Board announce that on 4 February 2009, the Parties jointly submitted an application and paid the Deposit to the Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) to participate in the open bidding of the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC. The open bidding will be held on a later date to be announced by the Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心). The Parties will enter into a further agreement if the Parties are successful in bidding for the Project Sites. KPL and SA will make a further announcement and comply with the relevant requirements under the Listing Rules as and when necessary.

On the same day as the payment of Deposit, the Parties also entered into the Joint Bid Agreement which sets out the terms and conditions which the Parties shall jointly bid for the Project Sites and the Parties' respective percentage interest in the bid. The principal terms of the Joint Bid Agreement are as follows:

Date:	4 February 2009
Parties:	KPCL, JIPL, SACL and WTIL
Joint bid for the Project Sites and payment of the Deposit:	The Parties agree to jointly pay the Deposit and jointly bid for the land use rights of the Project Sites in accordance with the following percentage interests: KPCL - 40% JIPL - 25% SACL - 20% WTIL - 15% The bid price upon which the Parties shall bid for the Project Sites shall be discussed in good faith and agreed amongst the Parties on or before the deadline for submission of the bid.

REASONS FOR THE TRANSACTIONS

As stated in the joint announcement issued by KPL and SA dated 15 January 2009, KPL and SA remain interested in investing in the Tangshan City. As the size of the Project Sites is smaller (representing approximately one-third of the gross site area of those available previously) and the designated uses are for hotel and residential with ancillary commercial use, KPL and SA believe that the investment related to the development of the Project Sites will be more appropriate given the current market conditions. With the combined experience, standing and expertise of the KPL Group, the APL Group, the SA Group and the KB Group in hotel, commercial and residential projects, if the Parties are successful in bidding for the Project Sites, the development of the Project Sites is expected to enhance the value of the respective shareholders of KPL and SA and provides recurrent income for both the KPL Group and the SA Group.

INFORMATION ABOUT KPL, APL, SA AND KB

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KB Group's principal activities consist of investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

IMPLICATIONS UNDER THE LISTING RULES

KPCL is an indirect wholly-owned subsidiary of KPL. KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued share capital of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. JIPL is a direct wholly-owned subsidiary of APL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. SACL is an indirect wholly-owned subsidiary of SA. KB is entitled to indirectly exercise 49% of the voting power at general meetings of a 51%-owned subsidiary of KPL and is therefore a connected person of KPL. WTIL is an indirect wholly-owned subsidiary of KB.

Accordingly, the payment of the Deposit and the signing of the Joint Bid Agreement constitute connected transactions for KPL under the Listing Rules. As the KPL Group's share of the Deposit, being RMB95,600,000, exceeds 0.1% but is less than 2.5% of the total assets and the market capitalization of KPL, the payment of KPL Group's share of the Deposit is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

The KPL Directors (including the independent non-executive directors) consider that the payment of the Deposit and the terms of the Joint Bid Agreement are on normal commercial terms, in the ordinary and usual course of business of KPL, fair and reasonable and in the interests of KPL and its shareholders as a whole.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the payment of the Deposit and the entering into of the Joint Bid Agreement constitute connected transactions for SA under the Listing Rules. As the SA Group's share of the Deposit, being RMB47,800,000, exceeds 0.1% but is less than 2.5% of the total assets and the market capitalization of SA, the payment of SA Group's share of the Deposit is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules.

The SA Directors (including the independent non-executive directors) consider that the payment of the Deposit and the terms of the Joint Bid Agreement are on normal commercial terms, in the ordinary and usual course of business of SA, fair and reasonable and in the interests of SA and it shareholders as a whole.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, So Hing Woh, MBE, JP+, Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun#, Lau Ling Fai, Herald#, Ms. Wong Yu Pok, Marina, JP# and Mr. Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Ean+, Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Madhu Rama Chandra Rao+, Ho Kian Guan@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Wong Kai Man, BBS, JP#, Timothy David Dattels#, Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent non-executive Director*

DEFINITIONS

"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;
"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Deposit"	RMB239 million as required to be paid to the relevant authorities at Tangshan City in order for the Parties to qualify to bid for the Project Sites at the open bidding to be held later;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"JIPL"	Jeston Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;
"Joint Bid Agreement"	the joint bid agreement dated 4 February 2009 and entered into between the Parties with respect to the terms and conditions for the payment of the Deposit and the joint bid for the Project Sites;
"KB"	Kuok Brothers Sdn. Bhd., a company incorporated in Malaysia with limited liability;
"KB Group"	KB and its subsidiaries;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;

"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Parties"	collectively, KPCL, JIPL, SACL and WTIL;
"PRC"	the People's Republic of China;
"Project Sites"	the following sites with a gross site area of 94,768.13 sq.m.: (i) Land no. 1 located at the west of Da Li Road, the north of Chang Hong Street, Feng Huang Xin Cheng, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大里路西側、長虹道北側地塊(地塊編號: 1)), with a gross area of 18,912.19 sq.m.; and (ii) Land no. 2 located at the west of Da Li Road, the south of Chaoyang Street, Feng Huang Xin Cheng, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大里路西側、朝陽道南側地塊(地塊編號: 2)), with a gross area of 75,855.94 sq.m.;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;

"SGX"	Singapore Exchange Securities Trading Limited;
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"WTIL"	Winson Terrace International Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KB; and
"%"	per cent.

By Order of the Board
Kerry Properties Limited
Kuok Khoon Chen
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 4 February 2009

* *For identification purpose only*

END